Exhibit 99.1

Granite REIT Declares Distribution for August 2023

TORONTO--(BUSINESS WIRE)--August 17, 2023--Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CDN $0.2667 per stapled unit for the month of August 2023. The distribution will be paid by Granite on Friday, September 15, 2023 to stapled unitholders of record at the close of trading on Thursday, August 31, 2023. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Wednesday, August 30, 2023, on the Toronto Stock Exchange and on the New York Stock Exchange.

Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of August 31, 2023, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 62.9 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto, Chief Financial Officer
647-925-7560

Andrea Sanelli, Associate Director, Legal & Investor Services
647-925-7504